UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

Michael D. Pinnisi

Hudson Executive Capital LP

570 Lexington Avenue, 35th Floor

New York, NY 10022

(212) 521-8495

with a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S500	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%(1)
14	TYPE OF REPORTING PERSON PN, IA

(1)

Calculated based on 63,825,304 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2019.

CUSIP No. 90328S500	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%(2)
14	TYPE OF REPORTING PERSON PN, IA

(2)	Calculated based on 63,825,304 shares of outstanding common stock, no par value, of the Company as reported in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2019.

CUSIP No. 90328S500	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (3)
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 63,825,304 shares of outstanding common stock, no par value, of the Company as reported in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2019.

CUSIP No. 90328S500	SCHEDULE 13D	Page 5 of 6 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to the Schedule 13D filed on May 20, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 8, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (the “Shares”), of USA Technologies, Inc., a company organized under the laws of the State of Pennsylvania (the “Company”). Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D.

The Reporting Persons beneficially own an aggregate of 10,385,172 Shares (the “Subject Shares”). The Subject Shares represent approximately 16.3% of the issued and outstanding based on 63,825,304 outstanding Shares, as reported in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2019.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 14, 2020, in accordance with the requirements set forth in the Company’s Amended and Restated Bylaws, HEC Master Fund LP delivered a notice to the secretary of the Company of its decision:

(1) to nominate eight individuals (the “Nominees”) as candidates for election to the Company’s Board of Directors at the Company’s 2020 annual meeting of shareholders (the “2020 Annual Meeting”); and

(2) to propose the repeal of each provision of, or amendment to, the Company’s Amended and Restated Bylaws (as amended or restated from time to time) adopted by the Board without the approval of the Company’s shareholders after November 11, 2019 and through the conclusion of the 2020 Annual Meeting.

The Nominees are:

•	Lisa P. Baird;

•	Douglas G. Bergeron;

•	Douglas L. Braunstein;

•	Jacob Lamm;

•	Michael K. Passilla;

•	Ellen Richey;

•	Anne M. Smalling; and

•	Shannon S. Warren.

CUSIP No. 90328S500	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2020

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein